News Release 07-35	August 14, 2007

FRONTEER REPORTS RESULTS FROM THE SECOND QUARTER OF 2007

Fronteer Development Group Inc. (the “Company" or “Fronteer”) (FRG-TSX/AMEX) reports its financial and operating results for the three and six months ended June 30, 2007. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis (“MDA”) for the six months ended June 30, 2007, available on the Company’s website at www.fronteergroup.com or on Sedar at www.sedar.com. All amounts presented are in Canadian dollars unless otherwise stated.

Operations
Selected Financial Data

This summary of selected unaudited financial data should be read in conjunction with the MDA and the unaudited consolidated financial statements and related notes related thereto for the periods indicated.

	(Unaudited) For the three months ended		(Unaudited) For the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Net income (loss)	($9,488,197)	($1,811,489)	($10,630,874)	$8,202,874
Total comprehensive	($8,868,487)	--	($8,665,079)	--
loss
Basic and diluted	($0.14)	($0.03)	($0.16)	$0.16, $0.14
earnings (loss) per
share
Cash invested in	$1,924,706	$1,778,189	$2,718,484	$3,373,572
mineral properties
Cash generated by	$5,749,197	$38,488,210	$68,435,554	$44,298,635
financing activities

	As at
	June 30, 2007
	(Unaudited)	December 31, 2006
Cash	$105,684,294	$40,391,913
Working capital	$106,294,965	$43,338,290
Total assets	$170,226,350	$102,311,386
Investment in Aurora Energy Resources
Inc.(1)	$35,596,899	$37,508,155
Shareholders’ equity	$168,601,834	$99,364,065

(1) Fronteer accounts for its investment in Aurora using the equity method of accounting. At June 30, 2007, the Company owned 46.8% of Aurora compared to 47.2% at December 31, 2006. Total market capitalization of Aurora at June 30, 2007 was approximately $1.1 billion.

The Company’s net loss for the three months ended June 30, 2007 was $9,488,197 or $0.14 per share compared to net loss of $1,811,489 or $0.03 for the three months ended June 30, 2006. The Company’s net loss for the six months ended June 30, 2007 was $10,630,874 or $0.16 per share compared to net income of $8,202,874 for the six months ended June 30, 2006. Contributing to the period over period differences was the recognition of stock based compensation expense, the write-down of exploration properties and deferred exploration expenditures in Mexico, increases in wages and benefits expenses, office and general costs legal fees and listing and filing fees, offset by increased interest income, the timing and recognition of dilution gains on the Company’s investment in Aurora, and a reduction to the Company’s equity share of the loss in Aurora.

Liquidity

At June 30, 2007, the Company had cash on its balance sheet of $105,684,294 and working capital of $106,294,965 as compared to cash of $40,391,913 and working capital of $43,338,290 at December 31, 2006. The change in cash and working capital of $65,292,381 and $62,956,675 respectively is primarily due to the receipt of gross proceeds of $72,164,308 from the March 2007 financing and exercise of stock options and warrants, offset by exploration expenditures of $2,718,484 and cash used in operations of $1,781,404 during the period.

Exploration Projects

Exploration and acquisition expenditures, net of recoveries for the six months ended June 30, 2007 and 2006 totalled $325,611 and $2,738,063 in Turkey, $480,578 and $436,557 in Mexico, and $1,577,829 and $1,141,779 in the Yukon, Canada, respectively.

Turkey

Teck Cominco Limited, through its wholly owned Turkish subsidiary (“TCAM”) has conducted all exploration activities on the Company’s Agi Dagi, Kirazli, Halilaga and Pirentepe projects, located in the Biga Peninsula of Northwest Turkey, since TCAM’s earn-back elections in April and November 2006, respectively. TCAM has the right to earn-back a 60% interest on a project by spending approximately US$10,000,000 on Agi Dagi, US$5,000,000 on Kirazli, US$2,800,000 on Pirentepe and US$2,100,000 on Halilaga. TCAM has informed the Company that US$8,915,519, US$4,815,800, US$196,458, and US$1,589,735 has been incurred on the back-in on the Agi Dagi, Kirazli, Pirentepe and Halilaga properties respectively, as at June 30, 2007.

The Company and TCAM are re-negotiating their working relationship within areas of Turkey. The parties are finalizing terms of a new agreement which will see costs shared on a 60% TCAM, 40% Fronteer basis going forward through November 2008. The Company will be responsible for funding the first $100,000 of expenditure. TCAM will manage a regional exploration program within the AOI.

With the TCAM earn-back election on the Agi Dagi, Kirazli and the four designated Biga properties, the Company has focused its attention on a regional exploration program in Turkey outside of the AOI as well. The Company is conducting sampling and geological mapping as well as flying an airborne geophysical survey at an estimated cost of US$476,000, with the hopes of identifying new properties for acquisition. In addition, the Company is inspecting third party properties that are available for joint-venture or option. During the six months ended June 30, 2007, the Company spent approximately $163,326 towards this program. No new properties have been identified for acquisition to date.

Mexico

In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). The Company conducted an extensive diamond drilling program on both properties in 2006 and 2007. In July 2007, after considering all available information and results from the drilling programs, the Company has decided to halt further exploration of these properties and will not be completing its earn-in requirements under the option agreement. Accordingly, at June 30, 2007, the Company has written off a total of $1,764,936 of deferred exploration expenditures relating to these two properties.

Yukon, Canada

In January 2006, the Company and Rimfire Minerals Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada (“Newmont”) and NVI Mining Ltd. (“NVI”), a subsidiary of Breakwater Resources Ltd., to acquire mineral claims and a data set on the claims located in the Wernecke Mountains of Canada’s Yukon Territory. In May 2007, the Company and Rimfire reached an agreement regarding the joint operation of an unincorporated joint-venture whereby ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. During the six months ended June 30, 2007, the Company recovered $542,140 from Rimfire. Of this amount, $164,179 represents Rimfire’s shares of the costs incurred in 2006, in excess of the

$2,000,000 earn-in amount and the remaining $377,961 represents Rimfire’s proportionate share of the costs incurred for the 2007 summer field program.

The Company has planned a $7,000,000 exploration program for the Wernecke properties which will include up to 10,000 metres of drilling. As at June 30, 2007, a total of 2,330 metres has been drilled on the Hoover target.

Investment in Aurora Energy Resources Inc. – 46.8% (as at June 30, 2007)

The Company owns 46.8% of Aurora Energy Resources Inc. (“Aurora”) at June 30, 2007.

Based on the success of its 2006 exploration program, Aurora has reported a $21,250,000 exploration program for 2007. The program is to consist of a minimum of 75,000 metres drilled and will include metallurgical testing of coarse core rejects, a geological sampling and mapping program over the entire property and a Titan IP survey over the Michelin deposit.

As at June 30, 2007, Aurora has reported exploration expenditures of $8,565,561, net of $1,838,816 of stock based compensation expense, on its CMB uranium assets as compared to a budget of $9,762,954 for the same period. Delays in receiving the Michelin drilling permits, weather issues and delays receiving drills, resulted in a slow start to the 2007 field program and consequently resulted in fewer drilling expenditures than budget. Lower drilling costs were somewhat offset by higher camp costs due to the extended winter weather encountered in April and May. As at June 30, 2007, Aurora had drilled a total of 9,600 metres out of a budget of 31,000 metres for the period, and is investigating alternatives make up the shortfall of metres drilled to date.

The 2007 work program is currently being carried out of the Michelin Camp and the town of Postville, Labrador. The Corporation also anticipates submitting additional permits to drill on other regional targets along the Aurora Corridor throughout the third quarter.

In addition, Aurora has reported a development budget of approximately $9,000,000, consisting of baseline environmental and engineering studies, and community relations costs, as part of an ongoing pre-feasibility study, expected to be completed by the end of 2007. As at June 30, 2007, Aurora reports it has incurred $2,127,611 towards development.

Planned acquisition of NewWest Gold Corporation

On June 28, 2007, the Company announced that it had entered into a lock-up agreement (the “Lock-Up Agreement”) with NWG Investments Inc. (the “Significant Shareholder”), the owner of approximately 86% of the outstanding common shares of NewWest (TSX – NWG), pursuant to which the Significant Shareholder has agreed to tender its shares to and support a transaction whereby the Company would seek to acquire all of the outstanding common shares of NewWest on the basis of 0.26 of one common share of the Company for each common share of NewWest.

Fronteer and NewWest have entered into an arrangement agreement dated July 27, 2007. The agreement provides that the acquisition will be consummated by way of a court-approved plan of arrangement.

The cost of acquisition will include the fair value of the issuance of 15,181,920 Fronteer common shares, plus 523,250 stock options of Fronteer exchanged for those of NewWest at a preliminary purchase price of approximately $192,300,000. The transaction is expected to be completed by mid September.

NewWest has one of the most strategic portfolios assembled in Nevada with a National Instrument 43-101 compliant resource, as reported by NewWest , of approximately 3,500,000 ounces of gold equivalent and a pipeline of 19 projects. The Company believes that there is significant potential for further discovery on these projects and this transaction provides an excellent fit with Fronteer’s business model.

Investment in Latin American Minerals

In April 2007, the Company acquired an additional 900,000 common shares of Latin American Minerals Inc. (“LAT”), a company listed on the TSX Venture Exchange, at a price of $0.45 per share, increasing its holdings to 6,210,000 common shares of LAT. On May 31, 2007, the Company increased its investment in LAT by purchasing, as part of a larger private placement, 2,000,000 units offered by LAT at a price of $1.00 per unit. Each unit is comprised on one common share and one-half of a common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at a price of $1.25 for a period of 12 months. At June 30, 2007, Fronteer owns approximately 18.8% of LAT.

About Fronteer

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately C$103 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX - AXU), a leading Canadian uranium company with a market value of approximately C$900 million.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO and Corporate Secretary

Camon Mak, Investor Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, size of future exploration budgets and exploration potential, timing of future exploration and timing of TCAM earn-back and plans for property or company acquisitions, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, and uranium economic and political stability in Turkey, Mexico and Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.